Filed Pursuant to Rule 433

Registration No. 333-181223

Motorola Solutions, Inc.

Final Term Sheet

Issuer:	Motorola Solutions, Inc.

Title of Security:	3.750% Senior Notes due 2022

Ratings:	Moody’s:	Baa2 (Stable)
	S&P:	BBB (Stable)
	Fitch:	BBB (Stable)

Aggregate Principal Amount:	$750,000,000

Trade Date:	May 8, 2012

Maturity:	May 15, 2022

Coupon:	3.750% per year

Issue Price:	99.637% of principal amount

Yield to Maturity:	3.794%

Spread to Benchmark Treasury:	T + 195 basis points

Benchmark Treasury:	2.000% due February 15, 2022

Benchmark Treasury Price and Yield:	101-12+; 1.844%

Interest Payment Dates:	Semi-annually in arrears on November 15 and May 15, commencing November 15, 2012

Make-whole Call:	At any time at the greater of a price of 100% or at a discount rate of Treasury plus 30 basis points

Settlement Date*:	May 15, 2012 (T+5)

Day Count Convention:	30 / 360

*  Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to be settled in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding business day will be required by virtue of the fact that the notes will initially settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next succeeding business day should consult their own adviser

CUSIP:	620076 BB4

ISIN:	US620076BB42

Joint Bookrunning Managers:	Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities LLC

Co- Managers:	BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
HSBC Securities (USA) Inc.
Mizuho Securities USA Inc.
RBS Securities Inc.
U.S. Bancorp Investments, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. collect at 800-503-4611, Goldman, Sachs & Co. collect at 866-471-2526 or J.P. Morgan Securities LLC collect at (212) 834-4533.